                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 AMENDMENT NO. 1

                                       TO

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                           Petroleum Geo-Services ASA
                       ---------------------------------
                               (Name of applicant)

                              Strandvien 4, N-1366
                                 Lysaker, Norway
                       ---------------------------------


                    (Address of principal executive offices)


                   SECURITIES TO BE ISSUED UNDER THE INDENTURE
                                 TO BE QUALIFIED

TITLE OF CLASS                                      AMOUNT
10% Senior Notes due 2010                          $745,948,810 aggregate
                                                   initial principal amount


8% Senior Notes due 2006                           $250,000,000 aggregate
                                                   initial principal amount

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
On, or as soon as practicable after, the Effective Date of the Company's Modified First Amended Plan of Reorganization.


NAME AND ADDRESS OF AGENT FOR SERVICE:                             WITH A COPY TO:
         CT Corporation System                                Petroleum Geo-Services ASA
           1111 8th Avenue                                            P.O. Box 89
          New York, NY 10011                                        N-1325 Lysaker
            (212) 894-8940                                              Norway
                                                Attention: General Counsel and Chief Financial Officer
                                                                  (001) 47 67 52 64 00

                                                               Petroleum Geo-Services ASA
                                                             738 Highway 6 South, Suite 1000
                                                                    Houston, TX 77079
                                                                  Attention: Treasurer
                                                                     (281) 589-7935

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

                                     GENERAL

1.   GENERAL INFORMATION. Furnish the following as to the applicant:

     (a) Form of organization. Petroleum Geo-Services ASA (the "Company") is a Norwegian public limited liability company.

     (b) State or other sovereign power under the laws of which organized. The Company is organized under the laws of the Kingdom of Norway.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 (the "Securities Act") is not required.

     On July 29, 2003, the Company filed a petition for relief under Chapter 11 ("Chapter 11") of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Since that time, the Company has continued to operate its businesses as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

     The Modified First Amended Plan of Reorganization of the Company, dated as of October 21, 2003 (the "Plan") was confirmed by order of the Bankruptcy Court on October 21, 2003. The Plan provides for, among other things, the reorganization of the Company under Chapter 11 and the satisfaction and discharge of various prepetition claims against the Company. Following consummation of the Plan, the Company's 10% Senior Notes due 2010 (the "10% Notes") and the Company's 8% Senior Notes due 2006 (the "8% Notes" and, together with the 10% Notes, the "Notes") will be issued to those holders of Allowed Bank Claims and Allowed Bondholder Claims (each as defined in the Plan) electing or deemed to have elected to receive the Package B Distribution (as defined in the Plan).

     Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (c) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The offer and sale of the Notes and the related guaranties under the Plan satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, accordingly, are exempt from registration under the Securities Act.


                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

     A list of the Company's affiliates that are subsidiaries of the Company is set forth on Annex I. For information relating to the stockholders of the Company, some of which may be considered indirect affiliates of the Company before the implementation of the Plan, please see the filings made under the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission with respect to the Company. Based on a review of such filings, no pre-petition holder of voting securities of the Company held greater than 12% of the outstanding voting securities of the Company as of October 30, 2003. A list of entities that are presently expected to be subsidiaries of the Company immediately following consummation of the Plan is set forth on Annex II.

     See Item 4 for the names and addresses of the directors and executive officers of the Company pre-and post-Effective Date (as defined in the Plan).

     See Item 5 for information regarding the Company's major stockholders pre- and post-Effective Date.


                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

     The following table sets forth the names and offices of all current directors and executive officers of the Company. The address for each director and executive officer listed below is c/o Petroleum Geo-Services ASA, P.O. Box 89, N-1325, Lysaker, Norway.

NAME                                     OFFICE
----                                     ------
Jens Ulltveit-Moe                        Chairman of the Board; Director

Svein Rennemo                            President and Chief Executive Officer;
                                         Director

Knut Oversjoen                           Senior Vice President and Chief
                                         Financial Officer

Sam R. Morrow                            Senior Vice President-Finance and
                                         Treasurer

Kaare Gisvold                            Senior Vice President-Production

Andreas Enger                            Vice President-Group Planning

Sverre Strandenes                        Senior Vice President-Global Services

Anthony Ross MacKewn                     President-PGS Marine Geographical

Geir Aune                                Director

Thorleif Enger                           Director

Jens Gerhard Heiberg                     Director

Marianne Johnsen                         Director

Rolf Erik Rolfsen                        Director

     The following table sets forth the names of the directors who were elected at the Company's Extraordinary General Meeting on October 16, 2003 and who will constitute the initial Board of Directors of the reorganized Company as of the Effective Date. The address for each director listed below is c/o Petroleum Geo-Services ASA, P.O. Box 89, N-1325, Lysaker, Norway.

NAME                                     OFFICE
----                                     ------
Jens Ulltveit-Moe                        Chairman of the Board; Director

Francis Gugen                            Director

Keith Henry                              Director

Harald Norvik                            Director

Rolf Erik Rolfsen                        Director

Clare Spottiswoode                       Director

Anthony Tripodo                          Director

Marianne Elizabeth Johnsen               Alternate Director

John Reynolds                            Alternate Director

     Following the occurrence of the Effective Date, the initial Board of Directors may be replaced by such individuals as are selected and elected by the holders of New PGS Ordinary Shares in accordance with the Amended Articles of Association of the reorganized Company (the "Amended Articles of Association") and Norwegian law.(1) Pursuant to the Amended Articles of Association, any change of the Board of Directors of the Company during the two years following the Effective Date will require approval by holders of two-thirds of the outstanding New PGS Ordinary Shares represented at the meeting called for such purpose.

     The following table sets forth the names and offices of those persons who are expected to serve as executive officers of the reorganized Company immediately following implementation of the Plan on the Effective Date. After the Effective Date, the Board of Directors will have the ability to appoint certain executive officers of the Company in addition to, or in place of, the executive officers listed below. The Company shall not have any obligation to update this application for qualification to reflect any such appointments made after the date thereof. The address for each executive officer listed below is c/o Petroleum Geo-Services ASA, P.O. Box 89, N-1325, Lysaker, Norway.

NAME                          OFFICE
----                          ------
Svein Rennemo                 President and Chief Executive Officer; Director

Knut Oversjoen                Senior Vice President and Chief Financial Officer

Sam R. Morrow                 Senior Vice President-Finance and Treasurer

Kaare Gisvold                 Senior Vice President-Production




-----------------
1 New PGS Ordinary Shares means the 20,000,000 ordinary shares of the Company as of the Effective Date, to be authorized and issued under the Amended Articles of Association, in connection with the implementation of the Plan.

Andreas Enger                 Vice President-Group Planning

Sverre Strandenes             Senior Vice President-Global Services

Anthony Ross MacKewn          President-PGS Marine Geographical


5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning ten percent or more of the voting securities of the applicant.

     (a) Based on the best information available to the Applicant as to the ownership of the Company's outstanding voting securities, as of October 30, 2003 the following persons owned 10% or more of the Applicant's voting securities:


                                                                            PERCENTAGE OF
NAME AND                        TITLE OF             AMOUNT                 VOTING SECURITIES
COMPLETE MAILING ADDRESS        CLASS OWNED          OWNED                  OWNED(2)
------------------------        -----------          -----                  -------
UMOE Invest AS                  Ordinary Shares,     12,288,900(3)          11.89%
Strandveien 18                  NOK 5 par value
Postboks 60                     per share
1324 Lysaker Norway


     (b) Details regarding the ownership of voting securities of the Company as of the Effective Date cannot be ascertained as of the date of this filing due to the inability to predict the extent of Package A Distributions and Package B Distributions, and participation by holders of Existing Ordinary Shares (as defined in the Plan) in the Rights Offering (as defined in the Plan), all as more fully described in the Plan.


                                  UNDERWRITERS

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a)  None.

     (b)  None.





----------------
(2) Percentages are based on 103,345,987 ordinary shares outstanding at October 30, 2003.

(3) Includes 293,900 shares held in the form of American Depositary Shares.

                               CAPITAL SECURITIES

7.   CAPITALIZATION.

     (a) Furnish the following information as to each authorized class of securities of the applicant.


                             AS OF OCTOBER 30, 2003

                                               AMOUNT               AMOUNT
TITLE OF CLASS                               AUTHORIZED           OUTSTANDING
--------------                               ----------           -----------
Ordinary Shares, NOK 5 par                   103,345,987          103,345,987
value per share

6 1/4% Senior Notes Due 2003                $250,000,000         $250,000,000

7 1/2% Senior Notes Due 2007                $360,000,000         $360,000,000

6 5/8 % Senior Notes Due 2008               $200,000,000         $200,000,000

7 1/8 % Senior Notes Due 2028               $450,000,000         $450,000,000

8.15 % Senior Notes Due 2029                $200,000,000         $200,000,000

Junior Subordinated Debentures              $143,750,000         $143,750,000
Due 2039



                             UPON THE EFFECTIVE DATE

                                           AMOUNT                   AMOUNT
TITLE OF CLASS                           AUTHORIZED               OUTSTANDING
--------------                           ----------               -----------
New PGS Ordinary Shares, NOK 30       20,000,000 shares        20,000,000 shares
par value per share

10% Senior Notes Due 2010               $745,948,810             $745,948,810

8% Senior Notes Due 2006                $250,000,000             $250,000,000

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

          The current holders of PGS Ordinary Shares are, and the holders of New PGS Ordinary Shares upon the Effective Date will be, entitled to one vote per share for each share held of record on all matters submitted to a vote of shareholders.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Trust Indenture Act of 1939 (the "1939 Act").

     The Notes will be issued under an indenture to be dated as of the Effective Date (the "Indenture") and the First Supplemental Indenture to be dated as of the Effective Date, each to be entered into by the Company, the Guarantors named therein and Law Debenture Trust Company of New York, as Trustee. The following analysis is not a complete description of the Indenture or Supplemental Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture and Supplemental Indenture, forms of which are attached as Exhibits T3C(1) and T3C(2) hereto and incorporated by reference herein. The Company has not entered into the Indenture or Supplemental Indenture as of the date of this filing, and the terms of the Indenture and Supplemental Indenture are subject to change prior to their execution. Capitalized terms used below but not defined have the meanings assigned to them in the Indenture or Supplemental Indenture, as applicable.

     (a)  Events of Default; Withholding of Notice.

     An "event of default" under the Indenture with respect to the Securities of any series includes any of the following events:

          (i) default for 30 days in the payment of interest on or any Additional Amounts with respect to any Security;

          (ii) default in payment of the principal of or premium, if any, on any Security;

          (iii) default for 30 days by the Company in the deposit of any sinking fund payment;

          (iv) failure by the Company or any Guarantor, for a specified period of time, to comply with any of its other covenants or agreements in the Indenture or the Securities;

          (v) commencement by the Company or any Guarantor of a voluntary case, consent to the entry of an order for relief against it in an involuntary case, consent to the appointment of a Bankruptcy Custodian of it or for all or substantially all of its property, or the making of a general assignment for the benefit of its creditors;

          (vi) entry by a court of competent jurisdiction of an order or decree that remains unstayed and in effect for 90 days, and (a) is for relief against the Company or any Guarantor as debtor in an involuntary case; or (b) appoints a Bankruptcy Custodian of the Company or any Guarantor or a Bankruptcy Custodian for all or substantially all of the property of the Company or any Guarantor; or (c) orders the liquidation of the Company or any Guarantor;

          (vii) occurrence of any other Event of Default provided with respect to the Securities.

     Under the Supplemental Indenture, the following are additional Events of Default applicable with respect to the Notes:

          (viii) any Financial Indebtedness of the Company or any Material Subsidiary is not paid when due nor within any applicable grace period (as originally documented or as subsequently amended where such amendment has not been made in circumstances where an event of default or potential event of default (however described) exists in respect thereof);

          (ix) any Financial Indebtedness of the Company or any Material Subsidiary is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described);

          (x) any Lien over assets securing Financial Indebtedness of the Company or any Material Subsidiary is enforced;

          (xi) no Event of Default will occur under (viii), (ix) or (x) above if the aggregate amount of Financial Indebtedness falling within such paragraphs (viii) to (x) above is less than US$20,000,000 (or its equivalent in any other currency or currencies);

          (xii) a final judgment or order for the payment of money in excess of $20 million (net of applicable insurance coverage) shall be rendered against the Company or any Material Subsidiary of the Company and such final judgment or order shall continue unsatisfied and unstayed for a period of 30 days or unsatisfied for a period of 30 days after the expiration of such stay;

          (xiii) any Obligor fails to comply with the covenants set forth in Clauses 20.3 through 20.12 of the Term Loan Facility and (i) such failure constitutes an event of default under the Term Loan Facility which has not been cured or waived by the appropriate lenders under the Term Loan Facility and (ii) the agent or any of the lenders under the Term Loan Facility shall have (A) accelerated the obligations under the Term Loan Facility, (B) commenced enforcement of their rights and remedies in respect of the obligations under the Term Loan Facility, or (C) taken any other action against any Obligor to improve their position as creditors of such Obligor (it being understood that none of a meeting among lenders to discuss options and alternatives, the mere sending of a notice of default or reservation of rights or the charging of a customary work fee shall constitute such an action); or

          (xiv) any amendment or waiver, without the consent of the Holders of at least a majority of in principal amount of the then outstanding Notes, to the Term Loan Facility in breach of Clause 33.2(c) thereof.

     Under the Supplemental Indenture, paragraph (ii) above is replaced in its entirety, solely with respect to the Notes, as follows:

                 there is a default in the payment of (A) the principal of any Security of that series at its Maturity or (B) premium (if any) on any Security of that series when the same becomes due and payable; provided, that if such default is caused by technical or administrative delays in the transmission of funds as certified to the Trustee in an Officers' Certificate, such default continues for a period of 30 days.

     The Indenture provides that if a Default or Event of Default occurs and is continuing and it is known to the Trustee, the Trustee shall mail to Holders of Securities of such series a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium (if any) or interest on, or any Additional Amounts or any sinking fund installment with respect to, the Securities of such series, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of Holders of Securities of such series.

     If an Event of Default with respect to any Securities of any series at the time outstanding (other than an Event of Default specified in clause (v) or (vi) above) occurs and is continuing, the Trustee by notice to the Company and the Guarantors, or the Holders of at least 25% in principal amount of the then outstanding Securities of the series affected by such Event of Default (or, in the case of a Default described in clause (iv) above, if outstanding Securities of other series are affected by such Event of Default, then at least 25% in principal amount of the then outstanding Securities so affected) by notice to the Company, the Guarantors and the Trustee, may declare the principal of (or, if any such Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) and all accrued and unpaid interest on all then outstanding Securities of each series affected thereby to be due and payable. Upon any such declaration, the amounts due and payable on such Securities shall be due and payable immediately. If an Event of Default specified in clause (v) or (vi) above occurs, such amounts for all Securities of any series outstanding shall ipso facto become and be immediately due and payable without any declaration, notice or other act on the part of the Trustee or any Holder. The Holders of a majority in principal amount of the then outstanding Securities of each series affected by such Event of Default by written notice to the Trustee may rescind an acceleration and its consequences (other than nonpayment of principal of or premium or interest on the Securities or Additional Amounts with respect to the Securities) if (i) the rescission would not conflict with any judgment or decree, (ii) all existing Events of Default with respect to Securities of each affected series have been cured or waived, except nonpayment of principal, premium, interest or any Additional Amounts that has become due solely because of the acceleration and
(iii) all sums paid or advanced by the Trustee under the Indenture, reasonable compensation and any other amounts due to the Trustee under the Indenture have been paid in full.

     Defaults may be waived by the Holders of a majority in principal amount of the then outstanding Securities, upon conditions provided in the Indenture, except that such Holders may not waive (i) a continuing Default or Event of Default in payment of the principal of, premium, if any, or interest on, or any Additional Amounts with respect to, any Security and a Default with respect to certain provisions specified in the Indenture that require each Holder to consent. Upon any such waiver, such Default will cease to exist, and any Event of Default arising therefrom shall be allowed to have been cured; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

     The Indenture provides that the Company will file annually with the Trustee a report certifying the Company's compliance with the terms and obligations of the Indenture and describing Events of Default, if any, that have occurred in the past fiscal year.

     (b) Authentication and Delivery of the Notes; Application of Proceeds.

     At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver Securities of any series executed by the Company and, where applicable, each Guarantor to the Trustee for authentication, and the Trustee shall authenticate and deliver such Securities for original issue upon a Company Order for the authentication and delivery of such Securities or pursuant to such procedures reasonably acceptable to the Trustee as may be specified from time to time by Company Order. Such order shall specify the amount of the Securities to be authenticated, the date on which the original issue of Securities is to be authenticated, the name or names of the initial Holder or Holders and any other terms of the Securities of such series not otherwise determined. If provided for in such procedures, such Company Order may authorize (1) authentication and delivery of Securities of such series for original issue from time to time, with certain terms (including, without limitation, the Maturity dates or dates, original issue date or dates and interest rate or rates) that differ from Security to Security and (2) authentication and delivery pursuant to oral or electronic instructions from the Company or its duly authorized agent, which instructions shall be promptly confirmed in writing.

     The Trustee or a trustee reasonably satisfactory to the Trustee and the Company shall hold in trust money or Government Obligations deposited with it pursuant to the Indenture. It shall apply the deposited money and the money from Government Obligations through the Paying Agent and in accordance with the Indenture to the payment of principal of, premium (if any) and interest on and any Additional Amounts with respect to the Securities of the series with respect to which the deposit was made.

     (c) Satisfaction and Discharge of the Indenture.

     The Indenture will cease to be of further effect with respect to the Securities of a series (except that certain obligations of the Company regarding indemnification and compensation of the Trustee, the Trustee's and Paying Agent's obligations and the rights, powers, protections and privileges accorded the Trustee shall survive) when: either all outstanding Securities of such series (other than destroyed, lost or stolen Securities that have been replaced or paid) have been delivered to the Trustee for cancellation, or those that have not been delivered to the Trustee for cancellation have become due and payable, or will become due and payable at their Stated Maturity within one year, or are to be called for redemption by the Trustee in the name of the Company and:

                  (i) in the case of Securities that have not been delivered to the Trustee, the Company, the Guarantors or a combination of the Company and the Guarantors have irrevocably deposited or caused to be deposited with the Trustee as funds in trust for such purpose (x) cash in an amount, or (y) Government Obligations or (z) a combination thereof, which will be sufficient, in the opinion (in the case of clauses (y) and (z)) of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge the entire indebtedness on the Securities of such series for principal and any interest and any Additional Amounts to the date of such deposit (in the case of Securities which have become due and payable) or for principal, premium, if any, and interest and any Additional Amounts to the Stated Maturity or Redemption Date, as the case may be;

                  (ii) each of the Company and the Guarantors has paid or caused to be paid all other sums payable by it or the under the Indenture; and

                  (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge of the Indenture have been complied with.

                  In addition, the Company may, at its option, terminate certain of its and the Guarantors' respective obligations under the Indenture if:

                  (i) the Company or any Guarantor has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for and dedicated solely to the benefit of the Holders of Securities of such series, (i) money in the currency in which payment of the Securities of such series is to be made in an amount, or (ii) Government Obligations with respect to such series, maturing as to principal and interest at such times and in such amounts as will ensure the availability of money in the currency in which payment of the Securities of such series is to be made in an amount or (iii) a combination thereof, that is sufficient, in the opinion (in the case of clauses
(ii) and (iii)) of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of and premium (if any) and interest and any Additional Amounts on all Securities of such series on each date that such principal, premium (if any), interest or Additional Amount is due and payable and (at the Stated Maturity thereof or upon redemption to pay all other sums payable; provided that the Trustee shall have been irrevocably instructed to apply such money and/or the proceeds of such Government Obligations to the payment of said principal, premium (if any) and interest and Additional Amounts with respect to the Securities of such series as the same shall become due;

                  (ii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge of the Indenture have been complied with;

                  (iii) no Default or Event of Default with respect to the Securities shall have occurred and be continuing on the date of such deposit;

                  (iv) the Company shall have delivered to the Trustee an Opinion of Counsel from counsel reasonably acceptable to the Trustee or a tax ruling to the effect that the Holders will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of the Company's exercise of its option and will be subject to U.S. Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised;

                  (v) the Company and the Guarantors have complied with any additional conditions specified to be applicable to the discharge of Securities of such series;

                  (vi) such deposit and discharge shall not cause the Trustee to have a conflicting interest as defined in TIA ss. 310(b); and

                  (vii) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that after the passage of 91 days following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

     (d) Evidence of Compliance with Conditions and Covenants.

     So long as any of the Notes are outstanding, the Indenture requires that the Company will deliver to the Trustee:

                  (i) within 180 days after the end of each fiscal year of the Company, an Officers' Certificate, complying with TIA ss. 314(a)(4) and stating that in the course of performance by the signing Officers of the Company of their duties as such Officers of the Company they would normally obtain knowledge of the keeping, observing, performing and fulfilling by the Company of its obligations under the Indenture, and further stating, as to each such Officer signing such statement, that to his knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which such Officer may have knowledge and what action the Company is taking or proposes to take with respect thereto);

                  (ii) The Company shall deliver to the Trustee, promptly upon any Officer of the Company becoming aware of any Default or Event of Default under the Indenture, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto;

                  (iii) The Company shall promptly notify the Trustee of: (i) receipt of any notice by a member of the Group from any creditor now claiming, asserting or alleging that an event of default or termination event (howsoever described) has occurred, or (ii) a member of the Group becoming aware that a creditor has commenced any legal proceedings or taken any other formal action in relation to an event of default or termination event (howsoever described), in each case relating to any Financial Indebtedness of the Group which exceeds $20,000,000 (or its equivalent in any other currency or currencies) in aggregate principal amount; and

                  (iv) Promptly upon a reasonable request by the Trustee, the Company shall supply to the Trustee an Officer's Certificate certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

     Each Guarantor (as defined in the Indenture) is an obligor on the Securities. The name and mailing address of each Guarantor is set forth on Annex III.

     CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

     (a) Pages numbered 1 to 14, consecutively (and Annex I, Annex II, Annex III and an Exhibit Index).

     (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.*

               *The statement of eligibility and qualification on Form T-1 of Law Debenture Trust Company of New York was filed previously with the Securities and Exchange Commission in connection with the initial filing of this application on September 15, 2003 as
               Exhibit 25.1 to this application.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

          Exhibit Number     Description
          --------------     -----------
          Exhibit T3A(1)     Articles of Association of the Company, as amended.

          Exhibit T3A(2)     Form of Amended Articles of
                             Association of the Company, to be in effect on the Effective Date.

          Exhibit T3C(1)     Form of Indenture to be qualified.

          Exhibit T3C(2)     Form of Supplemental Indenture to be qualified.

          Exhibit T3E        Disclosure Statement for the First
                             Amended Plan of Reorganization of the Debtor
                             (including the Plan which is an exhibit
                             thereto).*

          Exhibit T3F        Cross-reference sheet showing the
                             location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Act.*

           * Previously filed.

                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Petroleum Geo-Services ASA, a Norwegian public limited liability company organized and existing under the laws of the Kingdom of Norway, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, and State of New York, on the 31st day of October, 2003.

                                 PETROLEUM GEO-SERVICES ASA



                                 By: /s/ Knut Oversjoen
                                     ------------------------------------------
                                     Knut Oversjoen
                                     Senior Vice President and Chief Financial
                                     Officer


Attest:    /s/ Sam R. Morrow     By:    /s/ Sam R. Morrow
         --------------------        ------------------------------------------
                                     Sam R. Morrow
                                     Senior Vice President-Finance and Treasurer

                                     ANNEX I

                               CURRENT AFFILIATES

     Each entity listed below is a wholly owned subsidiary of the Company prior to the Effective Date. The names of indirectly owned subsidiaries are indented and listed under their direct-parent entity, and are wholly owned by their direct-parent entity unless otherwise indicated. All percentages listed refer to the voting securities of the respective entity unless otherwise indicated. The jurisdiction of incorporation for each individual entity appears in parentheses following the full name of the entity.

Petroleum Geo-Services ASA                                                      (Norway)

         PGS Shipping AS                                                        (Norway)

                  PGS Shipping (Isle of Man) Limited                            (Isle of Man)

         Multiklient Invest AS                                                  (Norway)

                  PGS Multi Client Seismic Ltd.                                 (Jersey)

                           PGS Rio Bonito S.A.                                  (Brazil)(1)

         PGS Investigacao Petrolifera Ltda.                                     (Brazil)(2)

         Petroleum Geo-Services (UK) Ltd.                                       (UK)

                  PGS Exploration (UK) Ltd.                                     (UK)
                  PGS Nominees Ltd.                                             (UK)
                  PGS Floating Production (UK) Ltd.                             (UK)
                  PGS Tigress (UK) Ltd.                                         (UK)
                  PGS Processing (Angola) Ltd.                                  (UK)
                  PGS Nopec (UK) Ltd.                                           (UK)
                  Seismic Exploration (Canada) Ltd.                             (UK)
                  Atlantis (UK) Ltd. (in receivership)                          (UK)

                           Sakhalin Petroleum PLC (in receivership)             (Cyprus)

                  PGS Pension Trustee Ltd.                                      (UK)
                  PGS Ikdam Ltd.                                                (UK)(3)

                           Ikdam Productions SA                                 (France)(4)

-------------------------

1 99% owned by PGS Multi Client Seismic Ltd. and 1% owned by an unaffiliated entity.

2 99% owned by Petroleum Geo-Services ASA and 1% owned by an unaffiliated entity or entities.

3    Formerly Atlantis Isis Ltd.

4    40% owned by PGS Ikdam Ltd. and 60% by an unaffiliated entity or entities.

                  PGS Marine Services (IOM) Ltd.                                (Isle of Man)
                  PGS Reservoir Consultants (UK) Ltd.                           (UK)
                  Sea Lion Exploration Ltd.                                     (Bahamas)

                           Aqua Exploration Ltd                                 (Bahamas)(5)

         Oslo Seismic Services Ltd.                                             (Isle of Man)

                  Oslo Seismic Services, Inc.                                   (US)
                  Oslo Explorer PLC                                             (Isle of Man)
                  Oslo Challenger PLC                                           (Isle of Man)

         PGS Geophysical AS                                                     (Norway)(6)

                  Atlantic Explorer AS                                          (Norway)

                           Walther Herwig AS                                    (Norway)(7)
                           Geo Explorer AS                                      (Norway)(8)

                  PGS Caspian AS                                                (Norway)
                  Atlantic Explorer (IOM) Ltd.                                  (Isle of Man)(9)
                  Petroleum Geo-Services Exploration (M) SDN BHD                (Malaysia)
                  Shanhai Tensor-CNOOC Geo. Ltd.                                (UK)(10)
                  PGS Tensor Geofisia de Venezuela (CA)                         (Venezuela)
                  Dalmorneftegeftegeofizika PGS AS                              (Norway)(11)
                  PGS Exploration Pty. Ltd.                                     (Australia)

         Petroleum Geo-Services, Inc.                                           (US)

                  PGS Exploration (US) , Inc.                                   (US)

-------------------------

5 40% owned by Sea Lion Exploration Ltd. and 60% by an unaffiliated entity or entities.

6    Formerly PGS Exploration AS.

7 50% owned by Atlantic Explorer AS and 50% owned by an unaffiliated entity or entities.

8 50% owned by Atlantic Explorer AS and 50% owned by an unaffiliated entity or entities.

9 50% owned by PGS Geophysical AS and 50% owned by an unaffiliated entity or entities.

10 50% owned by PGS Geophysical AS and 50% owned by an unaffiliated entity or entities.

11 49% owned by PGS Geophysical AS and 51% owned by an unaffiliated entity or entities.

                           PGS Trust I                                          (US)
                           PGS Trust II                                         (US)
                           PGS Trust III                                        (US)
                           Diamond Geophysical Services Co.                     (US)
                           Seismic Energy Holdings Inc.                         (US)
                           Calibre Seismic Co.                                  (US)(12)
                           Deep Gulf LLC                                        (US)(13)

                  PGS Data Processing Inc.                                      (US)
                  PGS Capital Inc.                                              (US)
                  PGS Onshore Inc.                                              (US)

                           PGS Administracion Y Servicios S.A.de C.V.           (Mexico)(14)

                  PGS Ocean Bottom Seismic Inc.                                 (US)
                  SOH Inc.                                                      (US)
                  PGS Americas Inc.                                             (US)


         PGS Production AS                                                      (Norway)

                  Golar-Nor Offshore (UK) LTD.                                  (UK)

                           Golar-Nor (UK) LTD.                                  (UK)

                  K/S Petrojarl I AS                                            (Norway)(15)
                  Golar-Nor Offshore AS                                         (Norway)

                           KS Petrojarl I AS                                    (Norway)(16)

         PGS Consulting AS                                                      (Norway)

                  PGS Mexicana S.A. de C.V.                                     (Mexico)(17)

-------------------------

12 50% owned by PGS Exploration (U.S.) Inc. and 50% owned by an unaffiliated entity or entities.

13 50.1% owned by PGS Exploration (U.S.) Inc. and 49.9% owned by an unaffiliated entity or entities.

14   99.80% owned by PGS Onshore Inc. and 0.2% by PGS Consulting AS.

15 88.5% owned by PGS Production AS, 10% by Golar-Nor Offshore AS and 1.5% owned by an unaffiliated entity.

16 10% owned by Golar-Nor Offshore AS and 88.5% by PGS Production AS and 1.5% by an unaffiliated entity.

17   0.2% owned by PGS Consulting AS and 99.8% owned by Petroleum Geo-Services
     ASA.

                  PGS Administracion Servidos S.A.de C.V.                       (Mexico)

         Hara Skip AS                                                           (Norway)

                  Petrojarl 4 DA                                                (Norway)(18)

         PGS Intervention AS                                                    (Norway)
         PGS Reservoir Consultants AS                                           (Norway)
         Seahouse Insurance Ltd.                                                (Bermuda)
         PGS Data Processing Middle East SAE                                    (Egypt)
         PGS Exploration Ltd.                                                   (Nigeria)
         PGS Offshore Technology AS                                             (Norway)
         UNACO AB                                                               (Sweden)
         PGS Australia Pty. Ltd.                                                (Australia)
         PT PGS Nusantara                                                       (Indonesia)
         Pertra AS                                                              (Norway)
         PGS Mexicana SA de CV                                                  (Mexico)(19)
         Petroleum Geo-Services Asia Pacific Pte. Ltd.                          (Singapore)




-------------------------

18 99.25% owned by Hara Skip AS and 0.75% owned by an unaffiliated entity or entities.

19   99.8% owned by Petroleum Geo-Services ASA and 0.2% owned by PGS Consulting
     AS.

                                    ANNEX II

                          AFFILIATES UPON CONSUMMATION
                                   OF THE PLAN

     Each entity listed on Annex I as a subsidiary of the Company prior to the Effective Date is presently expected to be a subsidiary of the Company following consummation of the Plan. See Annex I.

                                    ANNEX III

                                   GUARANTORS

     Each entity listed below is a Guarantor (as defined in the Indenture) of the Securities.

PGS Investigacao Petrolifera Ltd.
Rua da  Gloria 344 -- 13th floor
Gloria
20241-180
Rio de Janeiro, Brazil

PGS Rio Bonito SA
Rua da Gloria 344 -- 13th floor
Gloria 20241-180
Rio de Janeiro, Brazil

PGS Shipping (IoM) Ltd.
Royalty House
Walpole Avenue
Douglas, Isle of Man

PGS Exploration (UK) Ltd.
Halfway Green
Walton-on-Thames
Surrey KT12 1RS
England

PGS Geophysical AS
Strandveien 4
1366 Lysaker
Norway

Multiklient Invest AS
Strandveien 4
1366 Lysaker
Norway

PGS Onshore, Inc.
738 Highway 6 South
Houston, Texas 77079
USA

                                  EXHIBIT INDEX

                 Exhibit
                 -------
                 Number            Description
                 ------            -----------

                 Exhibit T3A(1)    Articles of Association of the Company, as
                                   amended.

                 Exhibit T3A(2)    Form of Amended Articles of Association of
                                   the Company, to be in effect on the
                                   Effective Date.

                 Exhibit T3C(1)    Form of Indenture to be qualified.

                 Exhibit T3C(2)    Form of Supplemental Indenture to be
                                   qualified.

                 Exhibit T3E       Disclosure Statement for the First Amended
                                   Plan of Reorganization of the Debtor
                                   (including the Plan which is an exhibit
                                   thereto).*

                 Exhibit T3F       Cross-reference sheet showing the location in
                                   the Indenture of the provisions inserted
                                   therein pursuant to Sections 310 through
                                   318(a), inclusive of the Act.*

                  * Previously filed.